1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE FEBRUARY 25, 2021	TSXV: ITR; NYSE American: ITRG www.integraresources.com

INTEGRA RESOURCES ANNOUNCES THE APPOINTMENT OF CAROLYN CLARK LODER

TO ITS BOARD OF DIRECTORS

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR ; NYSE American: ITRG) is pleased to announce the appointment of Carolyn Clark Loder to its Board of Directors (the "Board"). Ms. Loder, a distinguished mining executive with 30+ years of experience in United States based land holdings and relations with Tribal Nations, most recently held the position of Manager of Mineral Rights and Public Lands for Freeport-McMoRan Inc. Ms. Loder was appointed to the Board as an independent Director effective February 24, 2021.

Stephen de Jong, Integra's Chairman of the Board, commented, "The Board is thrilled to welcome Carolyn, and looks forward to her invaluable guidance on all matters related to consultation with Tribal Nations, ESG, and land management. Carolyn's award-worthy leadership and experience with large mining operations in the United States will be of great help as Integra advances the DeLamar Project in southwest Idaho."

Ms. Loder has a M.L.S. in Indian Law from Arizona State University School of Law, and an M.A. with Highest Honors in Physical Geography with a minor in Geology from California State University, Fresno.  Ms. Loder is a distinguished leader in mineral rights, land management, multiple land use planning, mineral development, and Tribal Relations.  She recently was named in the "Top 100 Global Inspirational Women in Mining for 2020" by Women in Mining - United Kingdom. Ms. Loder has served as President of the California Mining Association, Vice-President of the New Mexico Mining Association, and has been appointed by three U.S. Secretaries of Interior to the U.S. Bureau of Land Management Resource Advisory Council where she served for nine years, including Vice Chair. As Manager of Mineral Rights and Public Lands for Freeport-McMoRan Inc., she was responsible for the management of mineral rights for all corporate holdings, including exploration, active and in-active operations. Ms. Loder has been recognised with numerous awards for mineral reserve acquisition, leadership and professionalism by corporations, associations, U.S. governmental entities and Tribal Nations.

Ms. Carolyn Clark Loder has been granted incentive stock options in conjunction with her appointment to the Board of Directors, exercisable to purchase in aggregate up to 100,000 common shares in the capital of the Company until February 24, 2026 at an exercise price of C$4.24 per share. The options were granted in accordance with Integra's Equity Incentive Plan and are subject to vesting provisions.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576